Subject to Completion Preliminary Term Sheet dated March 23, 2015
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
(To Prospectus Addendum dated December 24, 2014, Prospectus dated September 28, 2012, Prospectus Supplement dated September 28, 2012 and Product Supplement EQUITY INDICES SUN-1 dated
March 5, 2014)

Units $10 principal amount per unit Term Sheet No. SUN-48 CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	March , 2015 March , 2015 April , 2018
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Autocallable Market-Linked Step Up Notes Linked to the DAX® Index (Price Return)

▪    Maturity of approximately three years if not called prior to maturity

▪     Automatic call of the notes per unit at $10 plus the applicable Call Premium ([$0.95 to $1.05] on the first Observation Date, and [$1.90 to $2.10] on the second Observation Date) if the Index is flat or increases above 100% of the Starting Value on the relevant Observation Date

▪    The Observation Dates will occur approximately one year and two years after the pricing date

▪    If the notes are not called, at maturity:

▪    a return of 30% if the Index is flat or increases up to the Step Up Value

▪    a return equal to the percentage increase in the Index if the Index increases above the Step Up Value

▪    1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk

▪    All payments are subject to the credit risk of Deutsche Bank AG

▪    No periodic interest payments

▪    Limited secondary market liquidity, with no exchange listing

The notes are being issued by Deutsche Bank AG (“Deutsche Bank”) through its London Branch. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-8 of this term sheet and beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.445 and $9.645 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-13 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

By acquiring the notes, you will be deemed to agree to be bound by any Resolution Measure imposed by our competent resolution authority. See “Consent to Potential Imposition of Resolution Measures” on page TS-4 of this term sheet.
_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
_________________________

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$0.15	$
Proceeds, before expenses, to Deutsche Bank	$9.85	$

(1)
For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.85 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
March     , 2015

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April  , 2018

Summary

The Autocallable Market-Linked Step Up Notes Linked to the DAX® Index (Price Return), due April     , 2018 (the “notes”) are our senior unsecured obligations. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debts except for debts required to be preferred by law. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Deutsche Bank and to any Resolution Measure (as described herein) imposed by our competent resolution authority. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the DAX® Index (Price Return) (the “Index”), is equal to or greater than the Call Level on the relevant Observation Date. If not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Index is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value.  If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. Our initial estimated value of the notes was determined based on our valuation of two theoretical components of the notes: (i) a theoretical bond component and (ii) a theoretical derivative component. The value of the bond component of the notes is calculated based on an internal funding rate, which is determined primarily based on the rates at which our conventional debt securities of comparable maturity may trade, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The value of the derivative component is calculated based on our internal pricing models using relevant parameter inputs.

The economic terms of the notes (including the Call Premiums and Call Amounts) are based on the internal funding rate and the economic terms of certain related hedging arrangements. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms.  This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below) will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes.  For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-13.

Terms of the Notes
Issuer:	Deutsche Bank AG, London Branch	Call Settlement Dates:
Approximately the fifth business day following the applicable Observation Date, subject to postponement if the related Observation Date is postponed, as described on page PS-20 of product supplement EQUITY INDICES SUN-1.

Principal Amount:	$10.00 per unit	Call Premiums:
[$0.95 to $1.05] per unit if called on April  , 2016 (which represents a return of [9.50% to 10.50%] over the principal amount) and [$1.90 to $2.10] per unit if called on March  , 2017 (which represents a return of [19.00% to 21.00%] over the principal amount).
The actual Call Premiums will be determined on the pricing date.

Term:	Approximately three years, if not called	Ending Value:
The closing level of the Market Measure on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-21 of product supplement EQUITY INDICES SUN-1.

Market Measure:	DAX® Index (Price Return) (Bloomberg symbol: “DAXK”).	Step Up Value:	130% of the Starting Value.
Starting Value:	The closing level of the Market Measure on the pricing date.	Step Up Payment:	$3.00 per unit, which represents a return of 30% over the principal amount.
Observation Level:	The closing level of the Market Measure on the applicable Observation Date.	Threshold Value:	100% of the Starting Value.
Observation Dates:	April , 2016 and March , 2017, subject to postponement in the event of Market Disruption Events, as described on page PS-20 of product supplement EQUITY INDICES SUN-1.	Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Call Level:	100% of the Starting Value	Fees and Charges:	The underwriting discount of $0.15 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-13.
Call Amounts (per Unit):	[$10.95 to $11.05] if called on April , 2016, and [$11.90 to $12.10] if called on March , 2017. The actual Call Amounts will be determined on the pricing date.	Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and Deutsche Bank, acting jointly.

Autocallable Market-Linked Step Up Notes	TS-2

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

Autocallable Market-Linked Step Up Notes	TS-3

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES SUN-1 dated March 5, 2014:
http://www.sec.gov/Archives/edgar/data/1159508/000095010314001639/crt_dp44544-424b2.pdf

▪	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

▪	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

▪	Prospectus addendum dated December 24, 2014:
http://www.sec.gov/Archives/edgar/data/1159508/000095010314009034/crt_52088.pdf

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Deutsche Bank. The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

Consent to Potential Imposition of Resolution Measures

Under the German Recovery and Resolution Act, which went into effect on January 1, 2015, the notes may be subject to any Resolution Measure by our competent resolution authority under relevant German and/or European law if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. A “Resolution Measure” may include: (i) a write down, including to zero, of any payment (or delivery obligations) on the notes; (ii) a conversion of the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or (iii) any other resolution measure, including (but not limited to) any transfer of the notes to another entity, the amendment of the terms and conditions of the notes or the cancellation of the notes. By acquiring the notes, you will be deemed to agree:

•	to be bound by any Resolution Measure,

•	that you would have no claim or other right against us, the trustee and the paying agent arising out of any Resolution Measure, and

•
that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purpose of the Trust Indenture Act of 1939, as set forth in the accompanying prospectus addendum dated December 24, 2014.

Please read “Risk Factors” in this term sheet and see the accompanying prospectus addendum for further information.

Autocallable Market-Linked Step Up Notes	TS-4

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:
▪    You are willing to receive a return on your investment capped at the return represented by the applicable Call Premium if the relevant Observation Level is equal to or greater than the Call Level.

▪    You anticipate that the notes will be automatically called or the Index will increase from the Starting Value to the Ending Value.

▪    You are willing to risk a loss of principal and return if the notes are not automatically called and the Index decreases from the Starting Value to the Ending Value.

▪    You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪    You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪    You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the internal funding rate and fees and charges on the notes.

▪    You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪    You are willing to consent to be bound by any Resolution Measure imposed by our competent resolution authority.

▪    You want to hold your notes for the full term.

▪    You believe that the notes will not be automatically called and the Index will decrease from the Starting Value to the Ending Value.

▪    You seek principal repayment or preservation of capital.

▪    You seek interest payments or other current income on your investment.

▪    You want to receive dividends or other distributions paid on the stocks included in the Index.

▪    You seek an investment for which there will be a liquid secondary market.

▪    You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪    You are unwilling to consent to be bound by any Resolution Measure imposed by our competent resolution authority.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Market-Linked Step Up Notes	TS-5

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

Hypothetical Payout Profile and Examples of
Payments at Maturity

The below graph is based on hypothetical numbers and values. These hypothetical values show a payout profile at maturity, which would only apply if the notes are not called on any Observation Date.

Market-Linked Step Up Notes
This graph reflects the returns on the notes, based on a Threshold Value of 100% of the Starting Value, the Step Up Payment of $3.00 per unit and a Step Up Value of 130% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on any Observation Date. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Threshold Value of 100, a Step Up Value of 130, the Step Up Payment of $3.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, whether the notes are called on an Observation Date, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
100.00(1)(2)	0.00%	$13.00(3)	30.00%
102.00	2.00%	$13.00	30.00%
105.00	5.00%	$13.00	30.00%
110.00	10.00%	$13.00	30.00%
120.00	20.00%	$13.00	30.00%
130.00(4)	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
143.00	43.00%	$14.30	43.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)	This is the hypothetical Threshold Value.

(3)	This amount represents the sum of the principal amount and the Step Up Payment of $3.00.

(4)	This is the hypothetical Step Up Value.
Autocallable Market-Linked Step Up Notes	TS-6

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

Redemption Amount Calculation Examples

Example 1
The Ending Value is 90.00, or 90.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 100.00
Ending Value: 90.00
Redemption Amount per unit

Example 2
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value: 100.00
Step Up Value: 130.00
Ending Value: 110.00
Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3
The Ending Value is 143.00, or 143.00% of the Starting Value:
Starting Value: 100.00
Step Up Value: 130.00
Ending Value: 143.00
Redemption Amount per unit

Autocallable Market-Linked Step Up Notes	TS-7

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES SUN-1, page PS-3 of the prospectus supplement and page 2 of the prospectus addendum identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪
If the notes are not automatically called, depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪
The notes may be written down to zero, be converted into equity or other instruments or become subject to other Resolution Measures. You may lose some or all of your investment if any such measure becomes applicable to us. The imposition of any Resolution Measure does not constitute a default or an event of default under the notes, the senior indenture or for the purpose of the Trust Indenture Act of 1939 or give you any other right to accelerate or terminate the notes. You may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure. Please see “Consent to Potential Imposition of Resolution Measures” in this term sheet and the “Risk Factors” on page 2 of the accompanying prospectus addendum for more information.

▪	If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to an internal funding rate and our pricing models.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. As a result of this difference, the initial estimated value of the notes would likely be lower if it were based on the rate we would pay when we issue conventional debt securities of comparable maturity. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), reduces the economic terms of the notes to you.

▪
Our internal pricing models consider relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our pricing models are proprietary and rely in part on certain forecasts about future events, which may prove to be incorrect. Because our pricing models may differ from other financial institutions’ valuation models, and because funding rates taken into account by other financial institutions (including those with similar creditworthiness) may vary materially from the internal funding rate used by us, our initial estimated value of the notes may not be comparable to the initial estimated values of similar notes of other financial institutions.

▪
The public offering price you pay for the notes will exceed the initial estimated value.  The difference is due to the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), all as further described in “Structuring the Notes” on page TS-13.  These factors are expected to reduce the price at which you may be able to sell the notes in any secondary market and, together with various credit, market and economic factors over the term of the notes, including changes in the level of the Index, will affect the value of the notes in complex and unpredictable ways.

▪
The initial estimated value of the notes on the pricing date does not represent the price at which we, MLPF&S, or any of our respective affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we, MLPF&S, or any of our respective affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the public offering price and the initial estimated value of the notes on the pricing date. MLPF&S has advised us that any repurchases by them or their affiliates will be made at prices determined by reference to their pricing models and at their discretion. These prices will include MLPF&S’s trading commissions and mark-ups and may differ materially from the initial estimated value of the notes determined by reference to our internal funding rate and pricing models.

▪
A trading market is not expected to develop for the notes. None of us, MLPF&S, or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪
Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in securities of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.  Our economic interests in determining the initial estimated value of the notes on the pricing date and the price, if any, at which we

Autocallable Market-Linked Step Up Notes	TS-8

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

or our affiliates would be willing to purchase the notes from you in secondary market transactions, are potentially adverse to your interests as an investor in the notes.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪
You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪
While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, except to the extent that our ordinary shares are included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any company.

▪
Your return on the notes may be affected by factors affecting international securities markets, specifically changes in the German equities market.  In addition, although you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar which you would have received if you had owned the securities in the Index during the term of your notes, the value of the notes may be adversely affected by general exchange rate movements in the market.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪
The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to you.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Consequences” beginning on page PS-28 of product supplement EQUITY INDICES SUN-1.

Other Terms of the Notes

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement EQUITY INDICES SUN-1.

Market Measure Business Day

A “Market Measure Business Day” means a day on which:

(A) the Frankfurt Stock Exchange (or any successor) is open for trading; and

(B) the Index or any successor thereto is calculated and published.

Autocallable Market-Linked Step Up Notes	TS-9

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

The Index

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by Deutsche Börse AG (“DBAG” or the “Index sponsor”). The Index is calculated, maintained and published by DBAG. DBAG has no obligation to continue to publish, and may discontinue publication of, the Index.  The consequences of DBAG discontinuing publication of the Index are discussed in the section entitled “Description of the Notes - Discontinuance of an Index” beginning on page PS-22 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Index is reported by Bloomberg L.P. under the ticker symbol “DAXK.”

Index Composition and Maintenance

As of the date of this document, the Index is composed of stocks representing the 30 largest and most actively traded companies listed on the FWB® Frankfurt Stock Exchange (the “FWB”). The Index has a base level of 1,000 as of December 30, 1987.

The Index is capital-weighted, meaning the weight of any individual issue is proportionate to its respective share in the overall capitalization of all index component issuers. The weight of any single company is capped at 10% of the capitalization of the Index, measured quarterly. The Index is a price return index, which measures the actual price performance and is only adjusted for income from subscription rights and special distributions.

The Index measures the composite price performance of selected German stocks. The Index uses only freely available and tradable (“free-float”) shares in the index calculation, which excludes shares held by 5% shareholders (other than (1) asset managers and trust companies, (2) investment funds and pension funds and (3) capital investment companies or foreign investment companies, in each case, pursuing short-term investment strategies and whose shareholding does not exceed 25% of a company’s share capital) and certain other shares that may be limited in their liquidity.

To be included or to remain in the Index, companies must satisfy certain criteria. All classes of shares must:

•	be listed in the “prime standard” segment of the FWB;

•	be traded continuously on FWB’s electronic trading system, Xetra®; and

•	have a free float of at least 10% of the outstanding shares.

Moreover, the companies included in the Index must have their registered office or operational headquarters in Germany. A company’s operating headquarters is defined as the location of management or company administration, in part or in full. Alternatively, a company must have the major share of its stock exchange turnover on the FWB and its juristic headquarters in the European Union or in a European Free Trade Association state.

If a company has its operating headquarters in Germany, but not its registered office, this must be publicly identified by the company. The primary trading turnover requirement is met if at least 33% of aggregate turnover for each of the last three months took place on the FWB, including Xetra®.

With the respective prerequisites being satisfied, component stocks are selected for the Index according to the following criteria:

•	order book turnover on Xetra® and in the FWB’s floor trading (within the preceding 12 months); and

•	free-float market capitalization as at a certain reporting date (last trading day of each month).

The market capitalization of a class of shares is determined using the average of the volume-weighted average price (“VWAP”) of the last 20 trading days prior to the last day of the month.

Ordinary adjustments to the Index are made once each year in September, based on the following criteria:

•
Regular Exit (40/40 rule): an index component issue is removed from the Index if its ranking in either exchange turnover or market capitalization is worse than 40, provided that there is an advancing issue ranking 35 or better in both criteria.

•
Regular Entry (30/30 rule): a company can be included in the Index if it ranks 30 or better in both exchange turnover and market capitalization, provided there is an index component with a ranking worse than 35 in at least one criterion.

Furthermore, under the “fast-entry” and “fast-exit” rules, which are applied in March, June, September and December:

•
Fast Exit (45/45 rule): an index component issue is removed from the Index if its ranking in either exchange turnover or market capitalization is worse than 45, provided that an advancing issue ranks 35 or better in both criteria (35/35). If no such issue exists, the successor is determined by applying the criteria (35/40) and (35/45) successively. If no suitable issue can be found, no substitution will be carried out.

•
Fast Entry (25/25 rule): a company can be included in the Index if it ranks 25 or better in both exchange turnover and market capitalization. In return, the index component issue with a ranking worse than 35 in one criterion and the lowest market

Autocallable Market-Linked Step Up Notes	TS-10

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

capitalization is removed. Where no such issue exists, the respective component issue with the lowest market capitalization is removed from the Index instead.

Taking all these criteria into account, the working committee for equity indices of DBAG submits proposals to the management board of DBAG to leave the current index composition unchanged, or to effect changes, as applicable. The final decision as to whether or not to replace an index component is taken by the management board of DBAG. In the case of the Index, such decisions are directly reflected by the respective rankings. Any replacements are publicly announced by DBAG.

Adjustments to the index composition are also made upon the occurrence of specified extraordinary circumstances, such as insolvency. In addition, a company can be removed immediately if its index weight based on the actual market capitalization exceeds 10% and its annualized 30-day volatility exceeds 250%. The relevant figures are published by DBAG on a daily basis. The management board, in agreement with the working committee, may decide on the removal and may replace the company two full trading days after the announcement.

Calculation of the Index

The Index is weighted by market capitalization; however, only free-float shares are taken into account. The level of the Index is based on share prices reported in the Xetra® system. The level of the Index is calculated according to the Laspeyres formula, which measures the aggregate price changes in the component stocks against the initial December 30, 1987 level of 1,000. The weight of any single company in the Index is limited to 10% of the index capitalization, adjusted on a quarterly basis.

The following graph shows the daily historical performance of the Index in the period from January 2008 through February 2015.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On March 18, 2015, the closing level of the Index was 6,114.55.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

License Agreement

We have entered into an agreement with DBAG providing us and certain of our affiliates or subsidiaries identified in that agreement, for a fee, with a non-exclusive license and the right to use the Index, the data related to the Index (the “Underlying Index Data”) and trademarks for the Index (the “Underlying Index Trademarks”) in connection with the offering of certain securities, including the notes offered herein. The Index is owned and published, and the Underlying Index Data and the Underlying Index Trademarks are owned, by DBAG.

DAX® is a registered trademark of DBAG. The notes are not sponsored, promoted, distributed or in any other manner supported by DBAG. DBAG does not give any explicit or implicit warranty or representation, neither regarding the results deriving from the use of the Index, its Underlying Index Data and/or the Underlying Index Trademarks nor regarding the Index level at a certain point in time or on a certain date nor in any other respect. The Index and its Underlying Index Data are calculated and published by DBAG. Nevertheless, as far as permissible under relevant law, DBAG will not be liable vis-à-vis third parties for potential errors in the Index or its Underlying

Autocallable Market-Linked Step Up Notes	TS-11

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

Index Data. Moreover, there is no obligation for DBAG vis-à-vis third parties, including investors in the notes, to point out potential errors in the Index.

Neither the publication of the Index by DBAG nor the granting of any right to use the Index, its Underlying Index Data as well as the Underlying Index Trademarks for the utilization in connection with the offering and sale of notes or other securities or financial products, which are linked to or derived from the Index, including the notes offered herein, represents a recommendation by DBAG for a capital investment or contains in any manner a warranty or opinion by DBAG with respect to the attractiveness of an investment in the notes.

In its capacity as sole owner of all rights to the Index, its Underlying Index Data, and the Underlying Index Trademarks, DBAG has solely granted to the Issuer of the notes the right to use the Underlying Index Data and the Underlying Index Trademarks as well as any reference to the Underlying Index Data and the Underlying Index Trademarks in connection with the offering of the notes.

Autocallable Market-Linked Step Up Notes	TS-12

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S has advised us that they or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of repurchase. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and our creditworthiness. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated value of the notes at the time of repurchase.

MLPF&S has also advised us that, if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. This price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Deutsche Bank or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit principal amount and will depend on the performance of the Index.  In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S and one of our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, MLPF&S or any other hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-17 of product supplement EQUITY INDICES SUN-1.

Autocallable Market-Linked Step Up Notes	TS-13

Autocallable Market-Linked Step Up Notes
Linked to the DAX® Index (Price Return), due April , 2018

Summary Tax Consequences

In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity or pursuant to a call) and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, a prospectus and a prospectus addendum) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S has advised us that it classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Autocallable Market-Linked Step Up Notes	TS-14